


20170292

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2017

Michael J. Hoffman
Andrews Kurth Kenyon LLP
mikehoffman@andrewskurth.com

Re: Luby's, Inc.
Incoming letter dated September 15, 2017

Dear Mr. Hoffman:

This is in response to your letter dated September 15, 2017 concerning the shareholder proposal submitted to Luby's by the Krieger Family Trust. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Mark Krieger
***

*** FISMA & OMB Memorandum M-07-16

October 2, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Luby's, Inc.
Incoming letter dated September 15, 2017

The proposal seeks to change the company's name.

There appears to be some basis for your view that Luby's may exclude the proposal under rule 14a-8(i)(7), as relating to Luby's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if Luby's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Luby's relies.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

ANDREWSKURTH
KENYON

600 Travis, Suite 4200
Houston, Texas 77002
+1.713.220.4200 Phone
+1.713.220.4285 Fax
andrewskurthkenyon.com

Michael J. Hoffman
+1.713.220.4335 Phone
mikehoffman@andrewskurth.com

September 15, 2017

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: *Luby's, Inc.*
Shareholder Proposal from Mark Krieger, as Trustee to the Krieger Family Trust

Ladies and Gentlemen:

On behalf of our client, Luby's, Inc. (the "***Company***"), we are writing to request confirmation from the staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") that it will not recommend an enforcement action against the Company if it excludes from its definitive proxy materials and form of proxy for its 2018 Annual Meeting of Shareholders (collectively, the "***2018 Proxy Materials***"), a shareholder proposal and supporting statements dated August 8, 2017 (the "***Krieger Proposal***") from Mark Krieger, as Trustee to the Krieger Family Trust (the "***Proponent***").

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), we have (1) filed this letter with the Commission no later than eighty calendar days before the Company intends to file its 2018 Proxy Materials with the Commission; and (2) concurrently, sent a copy of this correspondence to the Proponent. Rule 14a-8(k) of the Exchange Act and Staff Legal Bulletin No. 14D (Nov. 7, 2008) (the "***SLB 14D***") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission and the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if he elects to submit additional correspondence to the Commission or the Staff with respect to the Krieger Proposal, then a copy of such correspondence should concurrently be furnished to the undersigned on behalf of the Company.

A copy of the Krieger Proposal is attached hereto as Exhibit A. A copy of the Proponent's initial shareholder proposal dated July 27, 2017 (the "***Initial Krieger Proposal***"), supporting materials from the Proponent and correspondence from the Company regarding a procedural defect to the Initial Krieger Proposal are attached hereto as Exhibit B.

For the reasons set forth below, we hereby respectfully request that the Staff concur with the Company's view that the Krieger Proposal may be properly excluded from the 2018 Proxy Materials pursuant to Rule 14a-8(i)(7) of the Exchange Act, and alternatively pursuant to Rule 14a-8(i)(1) of the Exchange Act, and alternatively pursuant to Rule 14a-8(i)(2) of the Exchange Act. To the extent that the bases for exclusion discussed herein are premised on matters of state law, this letter also represents the opinion of Andrews Kurth Kenyon LLP as to such matters.

The Krieger Shareholder Proposal

The Krieger Proposal states: "I propose a name change from Luby's Inc. [*sic*] to 'Fuddruckers International' or equivalent." In support thereof, the Proponent states that "[s]ince Luby's Cafeterias exist exclusively in Texas, contrasted to Fuddruckers sites, which possess a national, as well as international presence, it's logical and prudent to reassess the company's corporate identity accordingly. It's safe to say, a company's corporate identification is a critical component, of its ongoing success." The Proponent adds that "[t]his would be a much, more recognizable name, attracting further interest towards the parent company. In addition, the name change, would better define and identify the company's much larger restaurant system."

Management Function Exclusion (Rule 14a-8(i)(7))

Rule 14a-8(i)(7) permits an issuer to exclude a shareholder proposal from its proxy materials "[i]f the proposal deals with a matter relating to the company's ordinary business operations." The term "ordinary business,'' as used in Rule 14a-8(i)(7), "refers to matters that are not necessarily 'ordinary' in the common meaning of the word, and is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." SEC Release No. 34-40018, Amendments to Rules on Stockholder Proposals (May 21, 1998). The Commission has stated that "[t]he general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Id.*

The Commission has articulated two central considerations underlying the ordinary business operations exclusion. First, if the subject matter of the proposal is so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Second, if the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. *Id.* The Commission has also noted the proposition that shareholders, as a group, are not qualified to make an informed judgment on ordinary business matters due to their lack of business expertise and their lack of intimate knowledge of the issuer's business. SEC Release No. 12999, Adoption of Amendments Relating to Proposals by Security Holders (Nov. 22, 1976).

The Staff concurred in the exclusion of a corporate name change proposal under Rule 14a-8(i)(7) for AOL Time Warner Inc. ("***AOL***"), which was substantively identical to the Krieger Proposal. In AOL, the shareholder submitted a proposal "[t]hat the stockholders of AOL Time Warner recommend that the Board of Directors take the necessary steps to change the company name of AOL Time Warner to Global On Line." *AOL Time Warner Inc.* (SEC No-Action Letter, Mar. 20, 2001). In granting the exclusion, the Staff noted that the corporate name change proposal "appears to relate in part to ordinary business operations (i.e., the determination of what trade name to use for public relations and advertising purposes)." *Id.*

For the same reasons articulated by AOL, the decision of what corporate name to use should lie with management and the Board of Directors (the "***Board***") of Luby's, Inc. The trade name used for the Company's various operations is a public relations and advertising function that is intrinsically linked to its ordinary business operations. The "Luby's" brand has been the Company's corporate identity since its inception in 1947 (well before the Company's acquisition of Fuddruckers in 2010). Luby's, Inc. is a multi-branded company operating in the restaurant industry and in the contract food services industry, whose primary brands include Luby's Cafeteria, Fuddruckers - World's Greatest Hamburgers® and Luby's Culinary Contract Services. Other brands operated by the Company include Cheeseburger in Paradise and Bob Luby's Seafood. The Board and the Company's management have already exercised business judgment and discretion in a precise manner to segment business operations into unique brands for public relations, marketing and advertising purposes. Such discretion is a Board and management function that underlies the Company's ordinary business operations. Accordingly, the Krieger Proposal deals with a management function of the Company and may be omitted from the 2018 Proxy Materials pursuant to Rule 14a-8(i)(7).

Improper Under State Law Exclusion (Rule 14a-8(i)(1))

Rule 14a-8(i)(1) permits an issuer to exclude a shareholder proposal from its proxy materials "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." In SLB 14D, the Staff noted that, "[i]f a proposal recommends, requests, or requires the board of directors to amend the company's charter, we may concur that there is some basis for the company to omit the proposal in reliance on rule 14a-8(i)(1) . . . if the company meets its burden of establishing that applicable state law requires any such amendment to be initiated by the board and then approved by shareholders in order for the charter to be amended as a matter of law."

Under Section 242(a)(1) of the Delaware General Corporation Law (the "***DGCL***"), an amendment to a company's certificate of incorporation is necessary to change its corporate name. Under DGCL Section 242(b)(1), before an amendment to a company's certificate of incorporation may be considered by the stockholders, the company's "board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of stockholders." Thus, Delaware law requires an amendment to a company's charter to be initiated by a company's board and then approved by shareholders in order for the charter to be amended as a matter of law.

The corporate name is specified in the Company's Amended and Restated Certificate of Incorporation (the "***Charter***"). As a result, implementation of the Krieger Proposal would require that the Charter be amended. The Krieger Proposal on its face purports to amend the Charter upon and by approval of the Krieger Proposal by the Company's stockholders without due consideration and an initial resolution of the Board, consistent with its legal and fiduciary duties and the process required by statute. Therefore, it is an invalid proposal under state law which purports to allow the stockholders of the Company to amend the Charter by vote of the stockholders without complying with the requirements of the DGCL. Under Delaware law, the directors alone, not the stockholders, have the discretionary authority to initiate the amendment process to a company's charter. The Krieger Proposal seeks to circumvent the Board's exercise of its legal and fiduciary duties by attempting to substitute the stockholders' judgment concerning the advisability of amending the Charter for that of the Company's directors. Such an action is not permitted under Delaware law. Accordingly, the Krieger Proposal is not a proper subject for action by the stockholders of the Company and may be omitted from the 2018 Proxy Materials pursuant to Rule 14a-8(i)(1). Notwithstanding the foregoing, the Company acknowledges the Staff's position as articulated in SLB 14D that shareholder proponents may be permitted to revise and resubmit their proposals under certain circumstances.

Violation of Law Exclusion (Rule 14a-8(i)(2))

Rule 14a-8(i)(2) permits an issuer to exclude a shareholder proposal from its proxy materials "[i]f the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." DGCL Section 102 requires the name of a Delaware corporation to contain one of several words enumerated in the statute or other words with a like import to signify that the entity is organized as a corporation, unless a waiver is sought from a qualifying company by the Division of Corporations in the Delaware Department of State.

The Krieger Proposal proposes to change the name of the Company to "'Fuddruckers International' or equivalent." The name "Fuddruckers International" contains neither the specific corporate identification names enumerated in DGCL Section 102 nor any words of like import signifying the entity's corporate status. The Krieger Proposal does not address the waiver process under DGCL Section 102 that would be required to change the name to "Fuddruckers International." The phrase "or equivalent" in the Krieger Proposal would not provide stockholders with clarification on the specific new name of the Company being proposed if it were to be changed to an "equivalent" of Fuddruckers International. If implemented and approved by the stockholders, the Krieger Proposal would violate the DGCL, and an attempt to amend the Charter would not be approved by the Delaware Secretary of State's office without going through the waiver process under DGCL Section 102 (which waiver process is not addressed in the Krieger Proposal). Accordingly, the Krieger Proposal would violate state law to which the Company is subject and may be omitted from the 2018 Proxy Materials pursuant to Rule 14a-8(i)(2).

Conclusion

For the foregoing reasons, the Company intends to exclude the Krieger Proposal pursuant to Rule 14a-8(i)(7), Rule 14a-8(i)(1) and Rule 14a-8(i)(2). The Company respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Krieger Proposal from its 2018 Proxy Materials. While the Company appreciates the Proponent's input, the Company believes that this matter is not appropriate for inclusion in the 2018 Proxy Materials. Please do not hesitate to call me at (713) 220-4335 if I can provide additional information or answer any questions that you may have regarding our request.

Sincerely,



Michael J. Hoffman

cc: Mark Krieger, Trustee to the Krieger Family Trust
Roy Camberg, General Counsel and Secretary, Luby's, Inc.

EXHIBIT A

THE KRIEGER PROPOSAL

08/08/17

Attention: Roy Camberg, Corporate Secretary

The following shareholder proposal is submitted in association of rule 14a-8 under the Exchange act. I understand the deadline for this action corresponds with the Company's 2018 annual meeting of shareholders. As a consequence , proposals must be received by your corporate office, no later than August 18, 2017.

Since Luby's Cafeterias exist exclusively in Texas, contrasted to Fuddruckers sites , which possess a national , as well as international presence, it's logical and prudent to reassess the company's corporate identity accordingly. It's safe to say, a company's corporate identification is a critical component, of its ongoing success.

Therefore, I propose a name change from Luby's Inc. to "Fuddruckers International" or equivalent. This would be a much, more recognizable name, attracting further interest towards the parent company. In addition, the name change, would better define and identify the company's much larger restaurant system.

Sincerely,

Mark Krieger



Trustee to the Krieger Family Trust

Holder of 44,000 shares

attachments: (1) letter dated 7/27/17 from TD Ameritrade verifying share ownership (2) letter submitted to the Board of Directors via insertion in the Houston Chronicle (dated 5/13/17) (3) previous Shareholder proposal (dated 7/18/2014).

Lenora Urban
Executive Director Office Administration Luby's Fuddruckers Restaurants, LLC
13111 NW Freeway, Suite 600
Houston, Texas 77040
(713) 329-6831
ljurban@lubys.com

-----Original Message-----
From: Mark Krieger ***
Sent: Tuesday, August 8, 2017 9:21 PM
To: Lenora J. Urban <LUrban@lubys.com>
Subject: [EXTERNAL]proposal

Hello Lenora:

Please find my revised shareholder proposal, via this electronic transmission. The defect has been cured, with the reduction of proposals from

two, down to one. Please let me know if I can be of any more assistance, in this very crucial matter.

best regards

Mark Krieger

*** FISMA & OMB Memorandum M-07-16

EXHIBIT B

THE INITIAL KRIEGER PROPOSAL AND CORRESPONDENCE

Hoffman, Mike

From: Michael A. Racusin <MRacusin@lubys.com>
Sent: Wednesday, August 02, 2017 4:54 PM
To: Vlahakos, George
Subject: LUBY'S: [EXTERNAL]shareholder proposal(s)
Attachments: Scan_20170731.png

On 7/31/17, 11:13 AM, "Mark Krieger" *** wrote:

Hi Michael:

Hope all is well. I submitted a shareholder proposal a few years back, and now I am attempting do so again (actually, two this time).

Please review it, and allow me the courtesy of any relevant feedback.

I also intend to have the document delivered to Mr. Camburg via certified/registered mail (unless this delivery method is acceptable to you).

sincerely and respectively

Mark Krieger

***

https://na01.safelinks.protection.outlook.com/?url=https%3A%2F%2Fwww.sec.gov%2Fdivisions%2Fcorpfin%2Fcf-noaction%2F14a-8%2F2014%2Fmarkkrieger100214-14a8.pdf&data=02%7C01%7Cmracusin%40lubys.com%7C14461df298f54e01ac1a08d4d82f00b2%7Cc6bb301238f94dc8ab0c4540bb1eeea7%7C1%7C1%7C636371143792081330&sdata=EyGBDNzMW1t5N4Nh06DhK6flj6j7lp7mi6n0YScBGjE%3D&reserved=0

https://na01.safelinks.protection.outlook.com/?url=https%3A%2F%2Fdrive.google.com%2Ffile%2Fd%2F0B5GBEN8KlCANWHlfN1RUaE9JMnc%2Fview&data=02%7C01%7Cmracusin%40lubys.com%7C14461df298f54e01ac1a08d4d82f00b2%7Cc6bb301238f94dc8ab0c4540bb1eeea7%7C1%7C0%7C636371143792081330&sdata=YND4lpBAzie4ALsRGr1%2Bwps3fa9g6gl0g4%2FtIkO4M6I%3D&reserved=0

*** FISMA & OMB Memorandum M-07-16

7/27/17

Attention: Roy Camberg, Corporate Secretary

The following shareholder proposals are submitted in association of rule 14a-8 under the Exchange act. I understand your deadline for the Company's 2018 annual meeting of shareholders, must be received by your corporate office, no later than August 18, 2017.

(A) Since Luby's is a solely a regional brand, and Fuddruckers is a national and international brand, it makes sense, to rename its corporate identification to "Fuddruckers International". This would be a much more recognizable name, while attracting additional interest in the parent company. In addition, the name change, would better define and identify the company's larger restaurant system.

(B) Although the last 13 years have produced more than $250 million of accumulated EBITDA, net earnings in the span, have been negative. As a direct consequence, the company's stock has been decimated to new lows . This is particularly disturbing, when considering the stock market has been extremely strong, during those same 13 years. It is apparent that the company needs to take a different direction in its path, to improve operational performance. The current direction is simply not working.

My recommendation is to close down, the bottom performing Luby's Cafeteria locals (a minimum of 50% of those) and sell the real estate on which those restaurants stand. The subsequent real estate proceeds should be utilized to pay down existing debt, and issue a onetime "special cash" dividend to shareholders. This action would effect a tremendous opportunity to unlock or monetize, the hidden real estate value, permeating on Luby's balance sheet. The disposition of the weaker stores would reduce costs, and allow more resources dedicated towards the company's more profitable segments, such as its franchisor development, and culinary service divisions.

Sincerely,

Mark Krieger 

Trustee to the Krieger Family Trust

Holder of 44,000 shares

attachments: (1) letter dated 7/27/17 from TD Ameritrade verifying share ownership (2) letter submitted to the Board of Directors via insertion in the Houston Chronicle (dated 5/13/17) (3) previous Shareholder proposal (dated 7/18/2014).

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May 13, 2017

An open letter to Luby's Inc. Board of Directors, Hodges Capital Management Inc., Dimensional Fund Advisors LP, Bandera Partners LLC, and Blackrock Inc.

As a long term shareholder, I have become apprehensive the best interests of outside shareholders, are not aligned with the company's overall operation, strategy and vision to enhance shareholder value. The past eight years have produced one of the greatest stock market rallies of all time, yet your stock is sitting at a thirteen year low. Shockingly, this dubious distinction is also connected to 13 consecutive years of positive cash flow from operations (EBITDA), totaling $263 million. Today, Luby's stock market value, stands at just $79 million, despite experiencing a 27% increase in its shares outstanding, resulting solely in supplying officer and director stock/option grants. Further analysis reveals, the last 13 years have been choppy at best- generating $4 billion of sales, yet only six years of net earnings, amounting to $31 million, and seven years of net losses, totaling $55 million. The majority of these losses, are attributable to a agonizing regularity, of asset impairment charges.

It is excruciatingly painful, to realize that not any part of the $263 million in positive cash flow, has translated to shareholder benefit, either through share appreciation, cash dividends or company stock buybacks. It is clear, that most of that money was utilized for capital maintenance requirements, the purchase of the Fuddruckers chain, and store remodels. In addition, part of those funds were also earmarked to build six combo locations and acquire the Cheeseburger in Paradise chain. To make matters worse, the company evolved from a "debt free" condition, to one of significant debt.

The current management team has been in place for 16 years, but their repeated efforts always produce the same results. The catch all phrase, "we believe we are well-positioned to enhance shareholder value over the long term" hasn't worked. If it hasn't worked in 16 years, it never will.

The company's continual strategic focus bullet points: (1) consistent successful execution (2) growing capital (3) raising brand awareness (4) improving restaurant appearances, sound good, but have woefully failed shareholders.

Therefore, the company requires, urgent radical change, to undertake the process of correcting the path, of long suffering shareholders.

In an effort to reward all shareholders, the Board of Directors should seriously consider the following restructuring/ reorganization plan:

Both the Luby's Cafeteria division and Cheeseburger in Paradise segment should be sold, cease operations, or retain only the top 25% performing locations. The cafeteria's real estate should be sold, and proceeds used to pay off debt, and remunerate shareholders, with a special "one time" cash dividend.

The Fuddruckers division's company owned stores, should be sold back to franchise operators in a refranchising effort. The associated company owned real estate, could then either be rented back to the operator(s), or sold to a third party. Implementation of this, should increase franchise revenues by significantly. Furthermore, Luby's could expand its profitable and dependable, culinary service division. These actions will undoubtedly, give shareholders a high level opportunity, for significant share appreciation, on both the short term and long term horizons. Execution of this plan will allow the organization to monetize and unlock the hidden value of its vast real estate portfolio, as well as end unprofitable operations. It will also allow management more time and energy to focus on its profitable franchise and culinary service endeavors. Finally, it will likely produce enough share appreciation, to minimally, approximate its latest shareholder's equity entry, of $148 million.

I have to admit, it is quite mind boggling that a letter like this has to be written in the first place, considering the Board itself, has ample " skin in the game" with a 35% ownership stake present. It is time for the Board to do the right thing and honor their fiduciary obligation, to all shareholders. If my suggestions fail to galvanize the need for this immediate and advantageous transformation, then it is absolutely imperative, that other strategic alternatives, to maximize shareholder value, are explored.

Mark Krieger

Luby's Fuddruckers Restaurant, LLC
13111 Northwest Freeway
Suite 600
Houston, TX 77040



August 8, 2017

***

VIA CERTIFIED MAIL *No.*
AND EMAIL ***

Mr. Mark Krieger
***

Re: *Notice of Procedural Defect in Shareholder Proposal Pursuant to Rule 14a-8(c) of the Securities and Exchange Act of 1934, as amended*

Dear Mr. Krieger:

On behalf of Luby's, Inc. (the "*Company*"), I confirm receipt of your shareholder proposal letter delivered to the Company via email to Michael Racusin on July 31, 2017 (the "*Proposal Letter*"). I am writing on behalf of the Company to provide you notice that the Proposal Letter is procedurally deficient under Rule 14a-8(c) of the Securities and Exchange Act of 1934, as amended. Under Rule 14a-8(c), each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. Your Proposal Letter includes more than one proposal and therefore does not comply with Rule 14a-8(c).

You may cure the defect in the Proposal Letter by re-submitting a new shareholder proposal letter that complies with Rule 14a-8(c) to the Company. Your response must be postmarked or transmitted electronically no later than 14 days from the date that you receive this letter. A full copy of Rule 14a-8 is enclosed herein for your reference.

The Company appreciates your input. Should you have any questions, please do not hesitate to contact me at (713) 329-6800.

Sincerely,

Roy Camberg
General Counsel and Secretary

Enclosure



LUBY'S CULINARY SERVICES.
HEALTHCARE EDUCATION SENIOR LIVING



*** FISMA & OMB Memorandum M-07-16

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR data is current as of August 3, 2017

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

---

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than

80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]